Exhibit 5

Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

The operation of New Gold Inc.’s (“Company”) Mesquite Mine in California, the Company’s sole mine in the United States, is subject to regulation by The Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“FMSH Act”). MSHA inspects the Mesquite Mine on a regular basis and issues citations and orders when it believes a violation has occurred under the FMSH Act.

As required by the reporting requirements regarding coal mine safety included in section 1503(a)(1) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), the table below presents the following information for the Mesquite Mine, for which the Company is the operator, for the year ended December 31, 2014 (“Period”):

Reporting Requirement	Disclosure for Mesquite Mine for the Period
The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the FMSH Act for which the operator received a citation from the MSHA	2
The total number of orders issued under section 104(b) of the FMSH Act	0
The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the FMSH Act	0
The total number of flagrant violations under section 110(b)(2) of the FMSH Act	0
The total number of imminent danger orders issued under section 107(a) of the FMSH Act	0
The total dollar value of proposed assessments from MSHA under the FMSH Act	$500
The total number of mining-related fatalities	0
Notices received from MSHA during the Period regarding a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the FMSH Act	None
Notices received from MSHA during the Period regarding the potential to have a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the FMSH Act	None
The total number of legal actions before the Federal Mine Safety and Health Review Commission (“FMSHRC”) pending as of the last day of the Period	5
The total number of legal actions before FMSHRC instituted during the Period	5
The total number of legal actions before FMSHRC resolved during the Period	0